                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         _____________________________

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the year ended December 31, 1997

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________


Commission file number 1-3506

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Hourly 401(k) Savings Plan.

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                          GEORGIA-PACIFIC CORPORATION

                           HOURLY 401(K) SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1997 AND 1996

                         TOGETHER WITH AUDITORS' REPORT

                          GEORGIA-PACIFIC CORPORATION
                           HOURLY 401(K) SAVINGS PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1997 AND 1996


                               TABLE OF CONTENTS




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits with Fund Information-- December 31, 1997

   Statement of Net Assets Available for Benefits with Fund Information-- December 31, 1996

   Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

 Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes-- December 31, 1997

 Schedule II: Item 27(d)--Schedule of Reportable Transactions for the Year Ended December 31, 1997

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants of the
Georgia-Pacific Corporation Hourly
401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP
Atlanta, Georgia
May 29, 1998

             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1997

                              Short-Term                       Georgia-                  Georgia-
                                 U.S.                          Pacific     Index Trust   Pacific
                               Treasury     Georgia-Pacific    Timber         500        Balanced
                               Portfolio    Group Stock Fund  Stock Fund      Portfolio       Fund
                             -------------  ----------------  -----------  ------------  -----------

Assets:

Contribution receivable        $   550,155      $   304,089   $  128,362  $  1,522,953  $   267,377
                               -----------      -----------   ----------  ------------  -----------

Accrued income                           0                0            0             0       29,889
                               -----------      -----------   ----------  ------------  -----------

Other receivables                        0                0            0             0      152,581
                               -----------      -----------   ----------  ------------  -----------

Investments, at market:

Interest in Master Trust                 0       22,225,610    8,444,340             0            0

Mutual Funds                    46,591,124                0            0   100,280,873   11,216,940

Participants' loans                      0                0            0             0            0
                               -----------      -----------   ----------  ------------  -----------

Total investments               46,591,124       22,225,610    8,444,340   100,280,873   11,216,940
                               -----------      -----------   ----------  ------------  -----------

TOTAL ASSETS                    47,141,279       22,529,699    8,572,702   101,803,826   11,666,787
                               -----------      -----------   ----------  ------------  -----------

Liabilities:

Other payables                           0                0            0             0      179,436
                               -----------      -----------   ----------  ------------  -----------

TOTAL LIABILITIES                        0                0            0             0      179,436
                               -----------      -----------   ----------  ------------  -----------

NET ASSETS AVAILABLE
 FOR BENEFITS                  $47,141,279      $22,529,699   $8,572,702  $101,803,826  $11,487,351
                               ===========      ===========   ==========  ============  ===========

                                                     Money
                                 Bond Index         Market  International       Loan
                                Fund Portfolio     Reserves     Fund            Fund         Total
                                --------------  ------------ ------------  ------------- ------------


Assets:

Contribution receivable            $  147,387   $   366,497  $  148,943        $     0   $  3,435,763
                                   ----------   -----------  ----------        -------   ------------

Accrued income                              0             0           0              0         29,889
                                   ----------   -----------  ----------        -------   ------------

Other receivables                           0             0           0              0        152,581
                                   ----------   -----------  ----------        -------   ------------

Investments, at market:

Interest in Master Trust                    0             0           0              0     30,669,950

Mutual Funds                        5,223,142    18,632,952   6,042,205              0    187,987,236

Participants' loans                         0             0           0         40,267         40,267
                                   ----------   -----------  ----------        -------   ------------

Total investments                   5,223,142    18,632,952   6,042,205         40,267    218,697,453
                                   ----------   -----------  ----------        -------   ------------

TOTAL ASSETS                        5,370,529    18,999,449   6,191,148         40,267    222,315,686
                                   ----------   -----------  ----------        -------   ------------

Liabilities:

Other payables                              0             0           0              0        179,436
                                   ----------   -----------  ----------        -------   ------------

TOTAL LIABILITIES                           0             0           0              0        179,436
                                   ----------   -----------  ----------        -------   ------------

NET ASSETS AVAILABLE
 FOR BENEFITS                      $5,370,529   $18,999,449  $6,191,148        $40,267   $222,136,250
                                   ==========   ===========  ==========        =======   ============



        The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1996

                              Short-Term
                                 U.S.                        Index Trust
                               Treasury     Georgia-Pacific      500       Georgia-Pacific
                               Portfolio      Stock Fund      Portfolio     Balanced Fund
                             -------------  ---------------  ------------  ---------------

Assets:

Contribution receivable        $   557,921      $   392,544   $   954,332       $  188,604
                               -----------      -----------   -----------       ----------

Accrued income                           0                0             0           17,371
                               -----------      -----------   -----------       ----------

Other receivables                        0                0             0            1,938
                               -----------      -----------   -----------       ----------

Investments, at market:

Interest in Master Trust                 0       33,037,179             0                0

Mutual funds                    44,161,971                0    53,231,448        6,402,747
                               -----------      -----------   -----------       ----------

Total investments               44,161,971       33,037,179    53,231,448        6,402,747
                               -----------      -----------   -----------       ----------

TOTAL ASSETS                    44,719,892       33,429,723    54,185,780        6,610,660
                               -----------      -----------   -----------       ----------

Liabilities:

Other payables                           0                0             0           40,467
                               -----------      -----------   -----------       ----------

TOTAL LIABILITIES                        0                0             0           40,467
                               -----------      -----------   -----------       ----------

NET ASSETS AVAILABLE
 FOR BENEFITS                  $44,719,892      $33,429,723   $54,185,780       $6,570,193
                               ===========      ===========   ===========       ==========

                             Bond Index
                                Fund      Money Market  International
                              Portfolio     Reserves        Fund           Total
                             -----------  ------------  -------------  -------------

Assets:

Contribution receivable       $  102,885   $   279,972     $   81,024   $  2,557,282
                              ----------   -----------     ----------   ------------

Accrued income                         0             0              0         17,371
                              ----------   -----------     ----------   ------------

Other receivables                      0             0              0          1,938
                              ----------   -----------     ----------   ------------

Investments, at market:

Interest in Master Trust               0             0              0     33,037,179

Mutual funds                   2,991,767    11,949,010      2,511,279    121,248,222
                              ----------   -----------     ----------   ------------

Total investments              2,991,767    11,949,010      2,511,279    154,285,401
                              ----------   -----------     ----------   ------------

TOTAL ASSETS                   3,094,652    12,228,982      2,592,303    156,861,992
                              ----------   -----------     ----------   ------------

Liabilities:

Other payables                         0             0              0         40,467
                              ----------   -----------     ----------   ------------

TOTAL LIABILITIES                      0             0              0         40,467
                              ----------   -----------     ----------   ------------

NET ASSETS AVAILABLE
 FOR BENEFITS                 $3,094,652   $12,228,982     $2,592,303   $156,821,525
                              ==========   ===========     ==========   ============


         The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                  Georgia-
                           Short-Term U.S.        Pacific     Georgia-Pacific    Georgia-Pacific   Index Trust  Georgia-Pacific
                          Treasury Portfolio    Stock Fund    Group Stock Fund  Timber Stock Fund 500 Portfolio  Balanced Fund
                          ------------------  --------------  ----------------  ----------------- ------------- ---------------
Interest and dividends       $ 2,650,007        $          0      $         0       $        0   $  1,982,522   $   398,035

Net appreciation
 (depreciation) in
   market value                  198,927                   0                0                0     19,205,802     1,234,537

Net gain(loss) from Master
 Trust                                 0           6,524,517           94,812         (657,821)             0             0
                             -----------        ------------      -----------       ----------   ------------   -----------

Net investment income          2,848,934           6,524,517           94,812         (657,821)    21,188,324     1,632,572
                             -----------        ------------      -----------       ----------   ------------   -----------

Contributions:

Participants'                  5,876,379           3,947,941          268,337          113,022     14,553,130     2,596,072

Corporation                    1,573,434             925,305           35,752           15,339      2,831,091       557,425
                             -----------        ------------      -----------       ----------   ------------   -----------

Total contributions            7,449,813           4,873,246          304,089          128,361     17,384,221     3,153,497
                             -----------        ------------      -----------       ----------   ------------   -----------

Distributions to
 participants                 (2,965,508)         (1,410,196)         (17,570)          (6,590)    (2,649,664)     (497,220)
                             -----------        ------------      -----------       ----------   ------------   -----------

Loan principal payments            3,368                 248               14                6          2,651         2,672
                             -----------        ------------      -----------       ----------   ------------   -----------

Interest income on loans               0                   0                0                0              0             0

Interfund transfers           (5,030,667)        (43,434,024)      22,148,354        9,108,746     11,483,812       560,136
                             -----------        ------------      -----------       ----------   ------------   -----------

Transfer into plan               115,447              16,486                0                0        208,702        65,501
                             -----------        ------------      -----------       ----------   ------------   -----------

Changes in net assets
 available for benefits        2,421,387         (33,429,723)      22,529,699        8,572,702     47,618,046     4,917,158

Net assets available for
 benefits, beginning
 of year                      44,719,892          33,429,723                0                0     54,185,780     6,570,193
                             -----------        ------------      -----------       ----------   ------------   -----------

Net assets available for
 benefits, end of year       $47,141,279        $          0      $22,529,699       $8,572,702   $101,803,826   $11,487,351
                             ===========        ============      ===========       ==========   ============   ===========

Number of units outstanding    4,563,283                   0        2,448,402        2,488,093      1,113,366       741,478
                             ===========        ============      ===========       ==========   ============   ===========

Unit value at end of year         $10.21        $          0            $9.08            $3.39         $90.07        $15.13
                             ===========        ============      ===========       ==========   ============   ===========

                               Bond Index    Money Market  International     Loan
                             Fund Portfolio    Reserves         Fund         Fund           Total
                             -------------- -------------  -------------  -----------  -------------
Interest and dividends         $  263,324    $   886,390   $  258,580      $      0    $  6,438,858

Net appreciation
 (depreciation) in
   market value                   124,475              0     (443,158)            0      20,320,583

Net gain(loss) from Master
 Trust                                  0              0            0             0       5,961,508
                               ----------    -----------   ----------      --------    ------------

Net investment income             387,799        886,390     (184,578)     $      0      32,720,949
                               ----------    -----------   ----------                  ------------

Contributions:

Participants'                   1,373,574      3,729,924    1,465,173             0      33,923,552

Corporation                       308,940        951,453      268,467             0       7,467,206
                               ----------    -----------   ----------      --------    ------------

Total contributions             1,682,514      4,681,377    1,733,640             0      41,390,758
                               ----------    -----------   ----------      --------    ------------

Distributions to
 participants                    (171,130)    (1,885,027)     (77,492)         (772)     (9,681,169)
                               ----------    -----------   ----------      --------    ------------

Loan principal payments               811          5,486          288       (15,544)              0
                               ----------    -----------   ----------                  ------------

Interest income on loans                0              0            0         2,853           2,853

Interfund transfers               308,672      2,748,707    2,106,264             0               0
                               ----------    -----------   ----------      --------    ------------

Transfer into plan                 67,211        333,534       20,723        53,730         881,334
                               ----------    -----------   ----------      --------    ------------

Changes in net assets
 available for benefits         2,275,877      6,770,467    3,598,845        40,267      65,314,725

Net assets available for
 benefits, beginning
 of year                        3,094,652     12,228,982    2,592,303             0     156,821,525
                               ----------    -----------   ----------      --------    ------------

Net assets available for
 benefits, end of year         $5,370,529    $18,999,449   $6,191,148      $ 40,267    $222,136,250
                               ==========    ===========   ==========      ========    ============

Number of units outstanding       517,655     18,632,952      368,652
                               ==========    ===========   ==========

Unit value at end of year          $10.09          $1.00       $16.39
                               ==========    ===========   ==========

         The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1997 AND 1996


NOTE 1. ORGANIZATION AND PLAN DESCRIPTION

The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Hourly 401(k) Savings Plan.

The Plan was established on April 1, 1994. Certain groups of hourly employees of Georgia-Pacific Corporation (the "Employer") participate in the Plan. For unionized groups, participation in the Plan must be specified in the applicable bargaining agreement; management designates non-union participating groups. Employees are eligible to participate in the Plan upon the completion of one year of service.

Plan assets are held in trust funds and invested on participants' behalf, with all investment earnings for each fund credited to the accounts of participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The Trustee performs daily valuations of the Plan's investments and makes daily distributions.

Investments are presented at market value. Market values of mutual funds are determined principally from quotations as reported on various securities exchanges.

The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation (depreciation) reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect net assets available for benefits and the changes therein. Actual results could differ from these estimates.

NOTE 3. INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated June 20, 1997 stating that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

NOTE 4. INVESTMENTS

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of these investment funds: the Short-Term U.S. Treasury Portfolio, the Index 500 Portfolio, the Georgia-Pacific Balanced Fund, the Georgia-Pacific Stock Fund, the Bond Index Fund Portfolio, the International Fund and the Money Market Reserves. As of December 17, 1997, the Georgia-Pacific Timber Stock Fund and the Georgia-Pacific Group Stock Fund were added as investment funds replacing the Georgia-Pacific Stock Fund as further discussed in Note 5. The Plan permits participants to change the investment of future contributions or existing balances up to four times per year plus once each calendar quarter. The following is a description of these investment funds:

     Georgia-Pacific Stock Fund - invested principally in shares of Georgia-
     --------------------------
     Pacific Corporation common stock. The December 31, 1996 investment market value of $33,037,179, exceeded 5% of the Plan's net assets on that date.

     Short-Term U.S. Treasury Portfolio - invested in the Vanguard Short-Term
     ----------------------------------
     U.S. Treasury Portfolio. The Vanguard portfolio, a fixed income mutual fund, is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years. The December 31, 1997 and 1996 investment market value of $46,591,124 and $44,161,971 respectively, exceeded 5% of the Plan's net assets on those dates.

     Index Trust 500 Portfolio - invested in the Vanguard Index Trust 500
     -------------------------
     Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index.
     The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The December 31, 1997 and 1996 investment market value of $105,914,521 and $56,413,262, respectively, exceeded 5% of the Plan's net assets on those dates.

     Georgia-Pacific Balanced Fund - invested approximately 50% in the Vanguard
     -----------------------------
     Bond Index Fund - Total Bond Market Portfolio and 50% in the Vanguard Index Trust 500 Portfolio. The Vanguard Bond Index Fund, a fixed income mutual fund, invests in U.S. government bonds, high-quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Bond Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index. The Vanguard Index Trust 500 Portfolio, an equity mutual fund, is described above under the Index Trust 500 Portfolio.

     Money Market Reserves - invested in the Vanguard Money Market Reserves -
     ---------------------
     U.S. Treasury Portfolio, a money market mutual fund, which is invested exclusively in U.S. government obligations. The December 31, 1997 and 1996 investment market value of $18,632,952 and $11,949,010, respectively, exceeded 5% of the Plan's net assets.

     Bond Index Fund Portfolio - invested in the Vanguard Bond Index Fund -
     -------------------------
     Total Bond Market Portfolio, a fixed income mutual fund, which is described above under the Georgia-Pacific Balanced Fund.

     International Fund - invested in the International Fund, Vanguard
     ------------------
     International Growth Portfolio, an international equity mutual fund, which primarily invests in the stocks of companies based outside of the United States. The investment objective of the Vanguard International Growth Portfolio is long-term capital appreciation.

     Georgia-Pacific Group Stock - invested principally in shares of Georgia-
     ---------------------------
     Pacific Corporation - Georgia-Pacific Group Common Stock. The December 31, 1997, investment market value of $22,225,610 exceeded 5% of the Plan's net assets.

     Georgia-Pacific Timber Stock Fund - invested principally in shares of
     ---------------------------------
     Georgia-Pacific Corporation - Timber Group Common Stock.

NOTE 5. MASTER TRUST

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust ("Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Funds of certain defined contribution plans qualified under Internal Revenue Code Section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based on the market value of assets transferred.

On December 16, 1997, the shareholders of Georgia-Pacific Corporation approved the conversion of all Georgia-Pacific common stock into Georgia-Pacific Corporation - Georgia-Pacific Group Common Stock and to distribute in the form of a dividend, one share of a new class of common stock, Georgia-Pacific Corporation - Timber Group Common Stock. As a result, the assets of the Trust were transferred on a pro-rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust").

The market value of the Master Trust, Group Master Trust and Timber Master Trust is allocated to the individual participating plans based on the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

The Plan's interest in the assets of the Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Stock Fund Master Trust." A summary of the Stock Fund Master Trust as of December 31, 1997 and 1996 is shown below:

                                             1997       1996
                                            ------  ------------
Investments, at market:

 Georgia-Pacific Corporation
   common stock                              $   0  $197,943,480

 Vanguard Money Market
   Reserves U.S. Treasury Portfolio              0     2,925,165
                                             -----  ------------

Total investments                                0   200,868,645
                                             -----  ------------

Receivables:

 Interest                                        0        10,850

 Other receivables                               0       186,336
                                             -----  ------------

 Total receivables                               0       197,186
                                             -----  ------------

Less:

 Payables                                        0     1,077,451

 Due to brokers                                  0       236,016
                                             -----  ------------

Total payables                                   0     1,313,467
                                             -----  ------------

Net assets of the Stock Fund Master Trust    $   0  $199,752,364
                                             =====  ============

A summary of income and net appreciation of the Georgia-Pacific Stock Fund Master Trust, which comprises the net investment gain for all participating plans for the period January 1, 1997 through December 16, 1997 is shown below:

Interest income                $   100,744

Dividends                        4,119,843

Net appreciation in market
    value of investments        34,233,039

Investment expense                 (81,098)
                               -----------

Net investment gain from
    Stock Fund Master Trust    $38,372,528
                               ===========

Allocations to participating plans of net investment gain for the period January 1, 1997 through December 17, 1997 and of net assets as of December 31, 1997 and 1996 are shown below for the Georgia-Pacific Stock Fund Master Trust:

Georgia-Pacific Corporation
   Hourly 401(k) Plan                        $ 6,524,517

Other plan                                    31,848,011
                                             -----------

Net investment gain from
  Stock Fund Master Trust                    $38,372,528
                                             ===========



                                                   1997            1996
                                                --------   --------------------
Georgia-Pacific Corporation
   Hourly 401(k) Plan                           $0     0%  $ 33,037,179   16.54%

Other plan                                       0     0    166,715,185   83.46
                                                --    --   ------------  ------

Net assets of the Stock Fund Master Trust       $0     0%  $199,752,364  100.00%
                                                ==    ==   ============  ======

The Plan's interest in the assets of the Georgia-Pacific Group Stock Fund Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Group Stock Fund Master Trust." A summary of the Group Stock Master Trust as of December 31, 1997 is shown below:

                                                       1997
                                                   ------------
Investments, at market:

 Georgia-Pacific Corporation -
    Georgia-Pacific Group common stock             $125,351,793

 Vanguard Money Market
   Reserves U.S. Treasury Portfolio                   1,849,416
                                                   ------------

Total investments                                   127,201,209
                                                   ------------

 Receivables:

 Interest                                                 3,632

 Other receivables                                      544,309
                                                   ------------

Total receivables                                       547,941
                                                   ------------

 Less:

Payables                                                402,984
                                                   ------------

Net assets of the Group Stock Fund Master Trust    $127,346,166
                                                   ============

A summary of net appreciation of the Georgia-Pacific Group Stock Fund Master Trust, which comprises the net investment gain for all participating plans for the period December 17, 1997 through December 31, 1997 is shown below:

Net appreciation in market
 value of investments           $540,922
                                --------

Net investment gain from
 Group Stock Fund Master Trust  $540,922
                                ========

Allocations to participating plans of net investment gain for the period December 17, 1997 through December 31, 1997 and of net assets as of December 31, 1997 are shown below for the Georgia-Pacific Group Stock Fund Master Trust:

Georgia-Pacific Corporation
   Hourly 401(k) Plan                       $ 94,812

Other plan                                   446,110
                                            --------

Net investment gain from
   Group Master Trust                       $540,922
                                            ========


Georgia-Pacific Corporation
   Hourly 401(k) Plan                 $ 22,225,610   17.45%

Other plan                             105,120,556   82.55
                                      ------------  ------

Net assets of the Group Stock Fund
   Master Trust                       $127,346,166  100.00%
                                      ============  ======

The Plan's interest in the assets of the Georgia-Pacific Timber Stock Fund Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Timber Stock Fund Master Trust." A summary of the Timber Master Trust as of December 31, 1997 is shown below:


                                                       1997
                                                    -----------
Investments, at market:

 Georgia-Pacific Corporation
    Timber Group common stock                       $47,414,697

 Vanguard Money Market
    Reserves U.S. Treasury Portfolio                    750,524
                                                    -----------

Total investments                                    48,165,221
                                                    -----------

 Receivables:

 Interest                                                 1,472

 Other receivables                                      977,097
                                                    -----------

Total receivables                                       978,569
                                                    -----------

 Less:

Payables                                                689,642
                                                    -----------

Net assets of the Timber Stock Fund Master Trust    $48,454,148
                                                    ===========

A summary of income and net depreciation of the Georgia-Pacific Timber Stock Fund Master Trust, which comprises the net investment loss for all participating plans for the period December 17, 1997 through December 31, 1997 is shown below:


Net depreciation in market
  value of investments            $(3,768,790)
                                    ---------

Net investment loss from
  Timber Stock Fund Master Trust  $(3,768,790)
                                    =========

Allocations to participating plans of net investment loss for the period December 17, 1997 through December 31, 1997 and of net assets as of December 31, 1997 are shown below for the Georgia-Pacific Timber Stock Fund Master Trust:

Georgia-Pacific Corporation
 Hourly 401(k) Plan                    $  (657,821)

Other plan                              (3,110,969)
                                      --------------

Net investment loss from
 Timber Stock Fund Master Trust        $(3,768,790)
                                      ==============


Georgia-Pacific Corporation
 Hourly 401(k) Plan                $ 8,444,340     17.43%

Other plan                          40,009,808     82.57
                                   -----------    ------

Net assets of the Timber Stock Fund
 Master Trust                      $48,454,148    100.00%
                                   ===========    ======

NOTE 6. CONTRIBUTIONS

The Plan allows for both employer and employee contributions. For unionized groups, the percent of eligible compensation a participant is able to contribute, the percent of the Employer's match (if any) and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the collective bargaining agreement applicable to that group. Participants may contribute from 1% to 15% of eligible compensation to the Plan in whole percentages as specified in the plan exhibit applicable to that group. In addition, if specified in the governing exhibit, participants may elect to contribute certain bonuses and compensation for unused vacation days and personal holidays to the Plan. The Employer matches the participants' contributions to the extent provided in the exhibit applicable to the participating group. In addition, participants may also contribute rollovers from certain qualified plans.

Participant and Employer contributions are remitted to the Trustee and invested in the Vanguard Money Market Reserves U.S. Treasury Portfolio until they can be credited to participants' accounts and invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts once each year.

NOTE 7.  WITHDRAWALS AND TERMINATION

Under the Plan, contributions excluded from gross income for federal income tax purposes (and, in specified cases, other components of the participant's account balance) can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

In the event of a Participant's termination of employment, death or attainment of age 65, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock (through December 17, 1997), Georgia-Pacific Corporation Timber Group common stock or Georgia-Pacific Corporation

Group common stock his entire account balance. Participants are immediately 100% vested in employer contributions.

NOTE 8.  PLAN TERMINATION

The Employer has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

NOTE 9.  FORM 5500

Net assets available for benefits as presented on Form 5500 agree to the net assets available for benefits presented in the accompanying financial statements for the year ended December 31, 1997 and 1996.

NOTE 10.  ACQUISITION

On April 15, 1996, Georgia-Pacific Corporation acquired the assets of Domtar Gypsum, Inc. During 1997, a portion of the assets of the Domtar Industries, Inc. Employee 401(k) Retirement Savings Plan were transferred to the Plan. The balances transferred related to the participants who became employees of Georgia-Pacific Corporation as a result of the acquisition. Some of these participants had an outstanding loan under the Plan. These loan balances were grandfathered in under the Plan. No new loans are permitted.

NOTE 11.  SUBSEQUENT EVENT

Effective July 1, 1998, the Plan will be amended to allow participants to change their investment elections for existing and future contributions on a daily basis. In addition the Georgia-Pacific Balanced Fund will no longer be available as an investment option. The Plan has been amended to provide eleven additional funds. These funds are summarized below.

 Loomis Sayles Bond Fund - Institutional Class - This fund will invest in bonds, including corporate and convertible bonds. This fund seeks to provide high total investment return through a combination of current income and capital appreciation.

 Vanguard LifeStrategy Portfolios - Income Portfolio - This fund will invest in four Vanguard funds; a stock fund, two bond funds, and an asset allocation
 fund.   This fund's objective is to provide a high level of income.

 Vanguard LifeStrategy Portfolios - Moderate Growth Portfolio - This fund will invest in four Vanguard funds; an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

 Vanguard LifeStrategy Portfolios - Conservative Growth Portfolio - This fund will invest in five Vanguard funds; a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and a moderate long-term growth of capital.

 Vanguard LifeStrategy Portfolios - Growth Portfolio - This fund will invest in four Vanguard funds; a stock fund, an international stock fund, a bond fund, and an asset allocation fund. The investment objective is to provide long-term growth of capital and income.

 Vanguard Balanced Index Fund - This fund will invest in two Vanguard funds; 60% in a stock fund, and 40% in a bond fund. This investment seeks to provide income and long-term growth of capital.

 Vanguard Index Trust - Total Stock Market Portfolio - This fund will invest in a large sample of stocks that matches certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital.

 Vanguard Index Trust - Extended Market Portfolio - This fund seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

 Vanguard Index Trust - Small Capitalization Stock Portfolio - This fund will invest in a large sample of stocks that matches certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

 Vanguard PRIMECAP Fund - This fund will invest in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams. The objective of this fund is to provide long-term growth of capital.

 Vanguard Windsor II - This fund will invest in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

                                                                      SCHEDULE I

             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
         ITEM 27(A) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1997

                                                          SHARES
                                                          OR FACE
                                                          AMOUNT       COST        MARKET
                                                          ------       ----        ------

GEORGIA-PACIFIC GROUP STOCK FUND                        2,448,402  $ 20,125,659  $ 22,225,610
   Georgia-Pacific Group Stock Fund Master Trust*                  ------------  ------------

GEORGIA-PACIFIC TIMBER STOCK FUND                       2,488,093     8,286,442     8,444,340
   Georgia-Pacific Timber Stock Fund Master Trust*                 ------------  ------------

INDEX TRUST 500 PORTFOLIO
   Vanguard Index Trust 500 Portfolio*                  1,113,366    71,439,661   100,280,873
                                                                   ------------  ------------
SHORT-TERM U.S. TREASURY PORTFOLIO
   Short-Term U.S. Treasury Portfolio*                  4,563,283    45,990,050    46,591,124
                                                                   ------------  ------------
GEORGIA-PACIFIC BALANCED FUND
   Vanguard Index Trust 500 Portfolio*                     62,547     4,491,726     5,633,648

   Vanguard Bond Index Fund*                              553,349     5,445,809     5,583,292
                                                                   ------------  ------------

TOTAL GEORGIA-PACIFIC BALANCED FUND                                   9,937,535    11,216,940
                                                                   ------------  ------------
BOND INDEX FUND PORTFOLIO
   Vanguard Bond Index Fund - Total Bond
    Market Portfolio*                                     517,655     5,074,553     5,223,142
                                                                   ------------  ------------
MONEY MARKET RESERVES
   Vanguard Money Market Reserves
    U.S. Treasury Portfolio*                           18,632,952    18,632,952    18,632,952
                                                                   ------------  ------------
INTERNATIONAL FUND
   Vanguard International
    Growth Portfolio*                                     368,652     6,407,422     6,042,205
                                                                   ------------  ------------
PARTICIPANT LOANS
   Participant Loans*                                           0        40,267        40,267
                                                                   ------------  ------------

TOTAL INVESTMENTS                                                  $185,934,541  $218,697,453
                                                                   ============  ============

                 * Represents a party-in-interest to the Plan.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
              ITEM 27(D) -- SCHEDULE OF REPORTABLE TRANSACTIONS(A)
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                    Purchases                           Sales
                             -------------------      ---------------------------------------------
                             Number    Amount         Number      Cost       Proceeds       Gain
                             ------  -----------      ------   -----------  -----------  ----------
 Short-Term U.S. Treasury
   Portfolio                    251  $15,001,171       240     $12,675,217  $12,770,946  $   95,729

 Vanguard Index Trust 500
   Portfolio*                   362   44,678,328       344      12,555,354   15,486,601   2,931,247

 Vanguard Money Market
   Reserves U.S. Treasury
   Portfolio*                   248   21,328,933       233      14,644,991   14,644,991           0

 Vanguard International
   Growth Portfolio*            203    6,528,604       149       2,552,100    2,554,999       2,899

 Vanguard Bond
   Index Fund - Total Bond
   Market Portfolio*            351    7,202,803       274       2,833,542    2,864,277      30,735




  (a) The above represents a series of transactions in securities of the same issue in excess of 5% of the plan assets at the beginning of the year.



                 * Represents a party in interest to the Plan.



         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

  THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                          GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN


                          BY:  GEORGIA-PACIFIC CORPORATION,
                               AS PLAN ADMINISTRATOR



DATE:  JUNE 25, 1998      BY:  /S/ JOHN F. MCGOVERN
                              ----------------------
                              JOHN F. MCGOVERN
                              EXECUTIVE VICE PRESIDENT - FINANCE
                              AND CHIEF FINANCIAL OFFICER



#24635

                               INDEX TO EXHIBITS

Exhibit
Number                Description
-------               -----------

23                    Consent of Arthur Andersen LLP*











________________________________________
* - Filed by EDGAR